UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number: 001-33491

Dejour Energy Inc.

(Translation of registrant’s name into English)

598-999 Canada Place

Vancouver, British Columbia V6C 3E1

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)   ☐

INCORPORATION BY REFERENCE

This Form 6-K is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-162677) and Form S-8 (File No. 333-156772), and the prospectuses included therein, of Dejour Energy Inc.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Energy Inc.

Date: May 15, 2013	By:	/s/ David Matheson
David Matheson,
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Interim Financial Statements (Unaudited) in respect of the period ended March 31, 2013.

99.2	Interim Management Discussion & Analysis in respect of the period ended March 31, 2013.